                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 14D-1
                      TENDER OFFER STATEMENT PURSUANT TO SECTION
                   14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                Unionamerica Holdings plc
          -----------------------------------------------------------------
                               (Name of Subject Company)

                                  MMI Companies, Inc.
            -------------------------------------------------------------
                                       (Bidder)

                             American Depositary Shares,
                        each representing an ordinary share,
                          nominal value $0.0448 per share
      -------------------------------------------------------------------------
                            (Title of Class of Securities)

                                       909048100
                       ---------------------------------------
                         (CUSIP Number of Class of Securities)


                               Wayne A. Sinclair, Esq.
                                 MMI Companies, Inc.
          540 Lake Cook Road, Deerfield, Illinois 60015-5290 (847) 940-7550
        ----------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)

                                   with a copy to:

                                Jerald P. Esrick, Esq.
                           Wildman, Harrold, Allen & Dixon
                                225 West Wacker Drive
                                      Suite 3000
                               Chicago, Illinois  60606
                                    (312) 201-2508

                              CALCULATION OF FILING FEE

             --------------------------------------------------------
              Transaction Value*              Amount of Filing Fee**
               $  191,893,233                      $  38,379
             --------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes 7,685,336 shares of common stock, par value $0.10 per share, of MMI Companies, Inc., will be issued in exchange for all outstanding American Depositary Shares of Unionamerica Holdings plc, each representing an ordinary share of Unionamerica which are unconditionally issued or allotted upon the exercise of options granted under existing Unionamerica share option schemes. Pursuant to Exchange Act Rules 0-11(d) and 0-11(a)(4) the filing fee was computed on the average of the high and low prices of MMI Companies, Inc.'s common stock on October 31, 1997 in the Consolidated Reporting System.
** 1/50 of one percent of the Transaction Value.


    /x/ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount previously paid:       $71,387

               Form or Registration
               Statement No.:                333-32027

               Filing Party:                 MMI COMPANIES, INC.

               Date Filed:                   JULY 25, 1997

1)  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons

           MMI Companies, Inc., a Delaware corporation
           36-3263253

--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group     (a)     [  ]
                                                         (b)     [  ]

--------------------------------------------------------------------------------

3)  SEC Use Only

--------------------------------------------------------------------------------

4)  Sources of Funds

          OO

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) ___

--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------

7)  Aggregate Amount Beneficially Owned by Each Reporting Person

         0

--------------------------------------------------------------------------------

8)  Check if the Aggregate Amount in Row (7) Excludes Certain
Shares _________

--------------------------------------------------------------------------------

9)  Percent of Class Represented by Amount in Row (7)

         0

--------------------------------------------------------------------------------

10) Type of Reporting Person

         CO

--------------------------------------------------------------------------------

    This Schedule 14D-1 Tender Offer Statement (this "Statement") relates to the offer by MMI Companies, Inc., a Delaware corporation ("Bidder" or "MMI"), to acquire all outstanding American Depositary Shares, each representing an ordinary share, nominal value $0.0448 (a "Unionamerica ADS"), of Unionamerica Holdings plc, a corporation registered in England and Wales under the Companies Act 1985 of Great Britain, as amended, registered number 2822469 ("Unionamerica"), in exchange for 0.836 shares of common stock, par value $0.10 per share, of MMI (the "MMI Common Stock"), upon the terms and subject to the conditions set forth in the Offer to Exchange/Prospectus, dated November 5, 1997 (the "Prospectus"), and in the related Letter of Transmittal (which, as amended
from time to time, together constitute the "Offer").   Copies of the Prospectus
and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.        SECURITY AND SUBJECT COMPANY

    (a) The subject company is Unionamerica Holdings plc, a corporation registered in England and Wales under the Companies Act 1985 of Great Britain, as amended, registered number 2822469. The address of its principal executive office is London Underwriting Centre, 3 Minster Court, Mincing Lane, London EC3R 7DD, England.

    (b) The information set forth on the Cover Page of the Prospectus is incorporated herein by reference.

    (c) The information set forth in "Prospectus Summary - Market Price of MMI Common Stock and Unionamerica ADS", and Appendix D of the Prospectus -"Certain Market, Dividend and Exchange Rate Information" is incorporated herein by reference.

         The following is the high and low sales price for Unionamerica ADSs on the New York Stock Exchange for each quarterly period during the last two years:

                                                       High      Low
                                                       ----      ---

               Fourth Quarter, 1995                   17.375    16.625
               First Quarter, 1996                    17.75     16.1250
               Second Quarter, 1996                   17.625    15.1250
               Third Quarter, 1996                    19.50     15.1250
               Fourth Quarter, 1996                   20.6250   16.75
               First Quarter, 1997                    19.50     15.25
               Second Quarter, 1997                   20.6875   16.00
               Third Quarter, 1997                    22.5625   19.625

ITEM 2.        IDENTITY AND BACKGROUND.

    (a-d, g) MMI Companies, Inc., a Delaware corporation, is an international healthcare risk management company. Through its operating subsidiaries, MMI provides professional liability insurance and reinsurance, education and information management products, clinical and financial risk management services, managed care design and infra-structure development, healthcare restructuring products and strategic management, and employee relations and human resource consulting services. The address of its principal executive office is 540 Lake Cook Road, Deerfield, Illinois 60015-5290.

    The following table sets forth the name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted of each executive officer or director of MMI. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with MMI. Unless otherwise indicated, the principal business address of each director or executive officer is MMI Companies, Inc., 540 Lake Cook Road, Deerfield, Illinois 60015-5290.


                 NAME, CITIZENSHIP                         PRESENT OCCUPATION                     MATERIAL POSITIONS HELD
                        AND                                       OR                                     DURING THE
             CURRENT BUSINESS ADDRESS                         EMPLOYMENT                              PAST FIVE YEARS
   ------------------------------------------   --------------------------------------   ----------------------------------------
 Richard R. Barr.............................   Executive Vice President -               President - Presbyterian Healthcare
 Rust Tractor Co.                               Rust Transfer Co. since 1995;            Services from 1969 to 1995
 4000 Osuna Road, NE                            Director - MMI since 1986                P.O. Box 26666
 Albuquerque, New Mexico  87125                 President Emeritus - Presbyterian        Albuquerque, New Mexico  87125
                                                Healthcare Services from 1995 to
                                                Present
                                                5901 Harper Drive, NE
                                                Albuquerque, New Mexico 87109

 B. Frederick Becker.........................   Chairman and Chief Executive Officer -   President and Chief Executive Officer -
                                                MMI since 1994;                          MMI from 1985 to 1994
                                                Director - MMI since 1985;

 George B. Caldwell..........................   President Emeritus - Lutheran General    President - Lutheran General
 The Collier Company                            HealthSystem since 1990;                 HealthSystem from 1984 to 1990
 205 W. Touhy Avenue                            Chairman - Collier Company since 1990;   1175 Dempster
 Park Ridge, Illinois  60068                    Director - MMI since 1983                Park Ridge, Illinois  60068

 K. James Ehlen, M.D. .......................   President - Allina Health System since   Chairman and Chief Executive Officer -
 Allina Health System                           1994;                                    Medica Health Plan from 1991 to 1994
 5601 Smetana Drive                             Director - MMI since 1997                5601 Smetana Drive
 Minneapolis, Minnesota 55436                                                            Minneapolis, Minnesota 55436



                                       -6-

 F. Laird Facey, M.D. .......................   Surgeon - Facey, Shorr, Smith, M.D.'s    Surgeon - Facey, Shorr, LoPresti from
 Facey, Shorr, Smith, M.D.'s                    since 1992;                              1990 to 1992
 323 N. Prairie Avenue                          Director - MMI since 1983                323 N. Prairie Avenue
 Suite 208                                                                               Suite 208
 Inglewood, California 90301                                                             Inglewood, California 90301

 Anna Marie Hajek............................   Executive Vice President - MMI since     President - MMI Risk Management
                                                1995;                                    Resources, Inc. from 1992 to 1997
                                                President - MMI Healthcare Services
                                                Group since 1995

 William M. Kelley...........................   Chairman and CEO - Hill-Rom since        President and Chief Executive Officer
 Hill-Rom                                       1995;                                    Hill-Rom from 1992 to 1995
 1069 State Route 46E                           Director - MMI since 1993
 Batesville, Indiana 47006

 Andrew D. Kennedy...........................   Partner - Beachroft Stanleys from
 [United Kingdom citizen]                       since 1970
 Beachcroft Stanleys                            Director - MMI since 1996
 20 Farnival Street
 London EC4A 1BN England

 Timothy R. McCormick........................   President - Park Ridge Health System
 Park Ridge Health System                       since 1973;
 1555 Long Pond Road                            Director - MMI since 1986
 Rochester, New York 14626

 Gerald L. McManis...........................   President - McManis Associates, Inc.
 McManis Associates, Inc.                       since 1964;
 1900 K Street, NW                              Director - MMI since 1994
 Washington, DC  20006

 Paul M. Orzech..............................   Executive Vice President and Chief       Vice President-Finance - Security Life
                                                Financial Officer - MMI since 1993       of Denver Insurance Company from 1990 to
                                                                                         1993
                                                                                         1290 Broadway
                                                                                         Denver, Colorado

 Scott S. Parker.............................   President and Chief Executive Officer
 Intermountain Health Care, Inc.                - Intermountain Health Care, Inc.
 Beneficial Life Tower, 22nd Floor              since 1975;
 36 S. State Street                             Director - MMI since 1986
 Salt Lake City, Utah 84111

 Edward C. Peddie............................   President and Chief Executive Officer    President and Chief Executive Officer -
 AvMed-SantaFe                                  - AvMed-Santa Fe since 1996;             AvMed HealthPlan Santa Fe from 1978 to
 8930 Northwest 39th Avenue                     Director - MMI since 1990                1996
 Gainesville, Florida 32606                                                              8930 Northwest 39th Avenue
                                                                                         Gainesville, Florida 32606



                                       -7-

 Joseph D. Sargent...........................   Chairman and Chief Financial Officer -   Chairman -- Conning & Company from 1991
 Connecticut Surety Company                     Connecticut Surety Company since 1993;   to 1993;
 Cityplace II, 185 Asylum                       Director - MMI since 1985                Vice Chairman - Conning & Company from
 Hartford, Connecticut  06103-4105                                                       1993 to 1995
                                                                                         Cityplace II, 185 Asylum
                                                                                         Hartford, Connecticut  06103-4105

 Steve A. Schleisman.........................   Executive Vice President - MMI and       President - American International
                                                President - MMI Insurance Group since    Underwriters-North America, Inc. from
                                                1995                                     1972 to 1995
                                                                                         80 Pine Street
                                                                                         New York, New York 10005

 Wayne A. Sinclair...........................   Senior Vice President, Secretary and
                                                General Counsel - MMI since 1987



    (e-f)   During the last 5 years, neither MMI nor, to the best knowledge of
MMI, the persons listed above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.     PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
COMPANY.

    (a-b)   The information set forth in "Prospectus Summary - Summary of the
Offer and Proposed Acquisition", "THE OFFER - Background of the Proposed Acquisition", and "THE OFFER - Material Contracts between MMI and Unionamerica" in the Prospectus is incorporated herein by reference.

ITEM 4.     SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

    (a) The information set forth on the Cover Page of the Prospectus and in "Prospectus Summary - Summary of the Offer and Proposed Acquisition" and "THE OFFER - Changes in the Rights of Unionamerica Securityholders - Dividends" in the Prospectus is incorporated herein by reference.

    (b-c)   No part of such funds or other consideration are or are expected to be, directly or indirectly, borrowed for the purpose of the Offer.

ITEM 5.     PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    The information set forth in "MMI's Reasons for the Proposed Acquisition and Recommendation of the MMI Board" in the Prospectus is incorporated by reference herein.

    (a) MMI does not currently contemplate any extraordinary corporate transaction, such as a merger, reorganization or liquidation, concerning Unionamerica or any of its subsidiaries.

    (b) MMI does not currently contemplate any sale or transfer of a material amount of assets of Unionamerica or any of its subsidiaries.

    (c) MMI currently contemplates replacing a majority of the members of the Board of Directors of Unionamerica after the consummation of the Proposed Acquisition (as defined in the Prospectus).

    (d) The information set forth on the Cover Page of the Prospectus, and in "Prospectus Summary - Summary of the Offer and Proposed Acquisition", "THE OFFER - Background of the Proposed Acquisition", "THE OFFER - Terms of the Offer and Proposed Acquisition", "THE OFFER - Proposed Refinancing of Bank Debt", "THE OFFER - Description of MMI Capital Stock", "THE OFFER - Description of Unionamerica Capital Stock", "THE OFFER - Changes in the Rights of Unionamerica Securityholders", and "Appendix D - Certain Market, Dividend and Exchange Rate Information" in the Prospectus is incorporated by reference herein.

    (e) MMI does not currently contemplate any material change in Unionamerica's corporate structure or business, other than the change in ownership contemplated by the Offer.

    (f) The information set forth on the Cover Page of the Prospectus, and in "Prospectus Summary - Summary of the Offer and Proposed Acquisition", "THE OFFER - Terms of the Offer and Proposed Acquisition", "THE OFFER - MMI's Reasons for the Proposed Acquisition and Recommendation of the MMI Board", "THE OFFER - Unionamerica's Reasons for the Proposed Acquisition and Recommendation of the Unionamerica Board", "THE OFFER - Proposed Refinancing of Bank Debt", "THE OFFER
- Description of MMI Capital Stock", "THE OFFER - Description of Unionamerica Capital Stock", and "THE OFFER - Changes in the Rights of Unionamerica Securityholders" in the Prospectus is incorporated by reference herein.

    (g) The information set forth on the Cover Page of the Prospectus, and in "Prospectus Summary - Summary of the Offer and Proposed Acquisition", "THE OFFER - Terms of the Offer and Proposed Acquisition", "THE OFFER - MMI's Reasons for the Proposed Acquisition and Recommendation of the MMI Board", "THE OFFER - Unionamerica's Reasons for the Proposed Acquisition and Recommendation of the Unionamerica Board", "THE OFFER - Proposed Refinancing of Bank Debt", "THE OFFER
- Description of MMI Capital Stock", "THE OFFER - Description of Unionamerica Capital Stock", and "THE OFFER - Changes in the Rights of Unionamerica Securityholders" in the Prospectus is incorporated by reference herein.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) None of the persons named in Item 2 of this Statement, or any associate and/or majority-owned subsidiaries of such persons, directly or indirectly beneficially own any securities of Unionamerica.

    (b) There have been no transactions in Unionamerica ADSs effected during the past 60 days by the persons named in response to paragraph (a) of this Item 6, or by any executive officer, director or subsidiary of any such person.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth on the Cover Page of the Prospectus, and in "Prospectus Summary - Summary of the Offer and Proposed Acquisition", and "THE OFFER - Terms of the Offer and Proposed Acquisition", in the Prospectus is incorporated by reference herein.

    The Undertakings described therein have been executed by the following Selling Stockholders: International Insurance Investors, L.P., Centre Reinsurance Limited, Trustees of the Estate of B.P. Bishop, J. P. Morgan Capital Corp., Carlisle Ventures, Inc., III (Bermuda) Limited, IIA 401(k)/Pension Plan FBO Craig Schwarberg, Robert A. Spass, Paul H. Warren, Beach Haven Investors, Inc., IIA 401(k)/Pension Plan FBO Paul Warren, IIA 401(k)/Pension Plan FBO Brad Cooper, Robert A. Spass, Paul H. Warren, Bradley Cooper, Craig Schwarberg, IIA 401(k)/Pension Plan FBO Craig Schwarberg, UA Partners, L.P., UA Partners II, L.P., Acadia Partners, L.P., Alisdair G. Bishop, Peter J. Cooper, Hugh C. Evans, Howard G. Eyre, Hugh B. Jago, Roland J. James, Andrew M. Marks, Timothy P. Open, Ian G. Sinclair, Trevor R. Smith, Stuart C. Willoughby and Anthony B. Withersby.

    Affiliates Agreements described therein have been executed by the following persons: UA Partners, L.P., Peter J. Cooper, Ian G. Sinclair, Robert A. Spass, Steven B. Gruber, Paul H. Warren, Hugh B. Jago, Timothy P. Open, Andrew E. Marks, and Alisdair G. Bishop.

    The Acquisition Agreement described therein has been executed by MMI and Unionamerica.

ITEM 8.     PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    MMI has retained ChaseMellon Shareholder Services L.L.C. to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services and be reimbursed for certain reasonable out-of-pocket expenses. MMI has also agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer.

    MMI will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Unionamerica ADSs pursuant to the Offer (other than to the Information Agent). Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by MMI for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

ITEM 9.     FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information contained in the following sections of the Prospectus is incorporated herein by reference: "Prospectus Summary - Selected Consolidated Financial Information of MMI", "Prospectus Summary - Selected Pro Forma Condensed Combined Financial Information", "Unaudited Pro Forma Condensed Combined Financial Information" and "Incorporation of Certain Documents by Reference".

ITEM 10.    ADDITIONAL INFORMATION.

    (a) There are no present or proposed material contracts, arrangements, understandings or relationships between MMI or any of its executive officers, directors, controlling persons or subsidiaries and Unionamerica or any of its executive officers, directors, controlling persons or subsidiaries other than those disclosed in Items 3 and 7 of this Statement.

    (b) The information set forth on the Cover Page of the Prospectus, and in "Prospectus Summary - Summary of the Offer and Proposed Acquisition", "Prospectus Summary - Regulatory Approval Requirements", "Risk Factors", "THE OFFER - Terms of the Offer and Proposed Acquisition", and "Appendix E - Certain Additional Information Required Under the City Code" of the Prospectus is incorporated herein by reference.

    (c) The information set forth on the Cover Page of the Prospectus, and in "Prospectus Summary - Summary of the Offer and Proposed Acquisition", "Prospectus Summary - Regulatory Approval Requirements", "THE OFFER - Terms of the Offer and Proposed Acquisition", and "Appendix E - Certain Additional Information Required Under the City Code" of the Prospectus is incorporated herein by reference.

    (d) The margin requirements of Section 7 of the Exchange Act and the regulations promulgated thereunder do not apply to the Offer.

    (e) There are no material pending legal proceedings relating to the Offer.

    (f) There is no material information necessary to make the above statements, in light of the circumstances under which they are made, not materially misleading.

ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)    Prospectus

    (a)(2)    Letter of Transmittal

    (a)(3)    Notice of Guaranteed Delivery

    (a)(4) Letter from Smith Barney Inc. to Brokers, Dealers, Commercial Banks,Trust Companies and Other Nominees

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(6) Substitute Form W-9 and Guidelines for Certification of Taxpayer Name and Identification Number on Substitute Form W-9*

    (a)(7)    Certificate of Foreign Status on Form W-8

    (a)(8) Recommended Proposals made to Option holders under the Unionamerica Holdings plc Unapproved Executive Share Option Scheme dated November 6, 1997

    (a)(9)    Acceptance Form for use by Option holders under the 1996 Scheme

    (a)(10) Recommended Proposals made to Option holders under The Unionamerica Holdings plc 1996 Executive Share Option Scheme dated November 6, 1997

    (a)(11)   Acceptance Form for use by Option holders under the 1993 Scheme

    (a)(12)   Press Release of MMI dated November 6, 1997

    (a)(13)   Press Release of Unionamerica dated November 6, 1997

    (b)       Not applicable

    (c)(1)    Form of Undertaking

    (c)(2)    Form of Affiliates Agreement

    (c)(3) Acquisition Agreement dated as of June 25, 1997 by and between MMI and Unionamerica**

    (d)(1)    Opinion of Paul, Weiss, Rifkind, Wharton & Garrison

    (d)(2)    Opinion of Lovell White Durrant

    (e)       See Exhibit (a)(1) hereto.

    (f)       None

__________

*Included in Exhibit (a)(2) - Letter of Transmittal

**Included in Exhibit (a)(1) - Appendix A to the Prospectus



    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 6, 1997

                                       MMI COMPANIES, INC.



                                       By:  /s/ B. Frederick Becker
                                       Its: Chairman of the Board and
                                            Chief Executive Officer

                                    EXHIBIT INDEX

EXHIBIT      EXHIBIT NAME

    (a)(1)    Prospectus

    (a)(2)    Letter of Transmittal

    (a)(3)    Notice of Guaranteed Delivery

    (a)(4) Letter from Smith Barney Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(6) Substitute Form W-9 and Guidelines for Certification of Taxpayer Name and Identification Number on Substitute Form W-9*

    (a)(7)    Certificate of Foreign Status on Form W-8

    (a)(8) Recommended Proposals made to Option holders under the Unionamerica Holdings plc Unapproved Executive Share Option Scheme dated November 6, 1997

    (a)(9)    Acceptance Form for use by Option holders under the 1996 Scheme

    (a)(10) Recommended Proposals made to Option holders under The Unionamerica Holdings plc 1996 Executive Share Option Scheme dated November 6, 1997

    (a)(11)   Acceptance Form for use by Option holders under the 1993 Scheme

    (a)(12)   Press Release of MMI dated November 6, 1997

    (a)(13)   Press Release of Unionamerica dated November 6, 1997

    (b)       Not applicable

    (c)(1)    Form of Undertaking

    (c)(2)    Form of Affiliates Agreement

    (c)(3) Acquisition Agreement dated as of June 25, 1997 by and between MMI and Unionamerica**

    (d)(1)    Opinion of Paul, Weiss, Rifkind, Wharton & Garrison

    (d)(2)    Opinion of Lovell White Durrant

    (e)       See Exhibit (a)(1) hereto.

    (f)       None
__________

*Included in EXHIBIT (a)(2) - Letter of Transmittal

**Included in EXHIBIT (a)(1) - Appendix A to the Prospectus